                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)

                                      and
                                  STATEMENT ON
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)

                      INNOVATIVE VALVE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         FORREST ACQUISITION SUB, INC.
                             FLOWSERVE CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   45767J106
                     (CUSIP Number of Class of Securities)

                                ---------------

                                                                 COPY TO:
           Ronald F. Shuff                                    Ford Lacy, P.C.
        Flowserve Corporation                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
222 W. Las Colinas Blvd., Suite 1500                  1700 Pacific Avenue, Suite 4100
        Irving, Texas  75039                               Dallas, Texas  75201
           (972) 443-6543                                     (214) 969-2800


           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                DECEMBER 6, 1999
  (Date of Event Which Requires Filing Amendment to Statement on Schedule 13D)

                                  INTRODUCTION

     This Amendment No. 1 to Schedule 14D-1 and Amendment No. 1 to Statement on
Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D filed with the Securities and Exchange Commission on November 22, 1999 (as amended from time to time, the "Schedule 14D-1"), which relates to the tender offer by Forrest Acquisition Sub, Inc., a Delaware corporation ("Purchaser"), to purchase any and all outstanding shares of common stock, par value $.001 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights," and together with the Common Stock, the "Shares"), of Innovative Valve Technologies, Inc., a Delaware corporation, at a price of $1.62 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Purchaser is a wholly-owned subsidiary of Flowserve Corporation, a New York corporation ("Parent").

ITEM 10.   ADDITIONAL INFORMATION.

     On December 10, 1999, Parent issued the press release attached to this
Schedule 14D-1 as Exhibit 99(a)(8), which is incorporated by reference, announcing that Parent had received early termination of the waiting period under federal antitrust law in order to proceed with the Offer to Purchase.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is amended to add the following:

         99(a)(8)     Text of Press Release dated December 10, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: December 13, 1999

                                     FLOWSERVE CORPORATION




                                     By:      /s/ Ronald F. Shuff
                                         ------------------------------------
                                         Name:    Ronald F. Shuff
                                         Title:   Vice President, Secretary and
                                                  General Counsel



                                     FORREST ACQUISITION SUB, INC.




                                     By:      /s/ Ronald F. Shuff
                                         ------------------------------------
                                         Name:    Ronald F. Shuff
                                         Title:   Secretary and Treasurer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
99(a)(1)*               Offer to Purchase dated November 22, 1999.
99(a)(2)*               Letter of Transmittal.
99(a)(3)*               Notice of Guaranteed Delivery.

99(a)(4)*               Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

99(a)(5)*               Letter to Clients from Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.

99(a)(6)*               Text of Press Release dated November 18, 1999.

99(a)(7)*               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

99(a)(8)**              Text of Press Release dated December 10, 1999.

99(c)(1)*               Merger Agreement dated November 18, 1999.

99(c)(2)*               Stockholder Agreement dated November 18, 1999 between
                        Roger L. Miller, William E. Haynes, Charles F. Shugart,
                        Douglas F. Harrington, Jr. and Purchaser.

99(c)(3)*               Stockholder Agreement dated November 18, 1999 between
                        Philip Industrial Services Group, Inc. and Purchaser.

99(c)(4)*               Stockholder Agreement dated November 18, 1999 between
                        Philip Environmental Services, Inc. and Purchaser.

99(c)(5)*               Letter Agreement dated October 29, 1999 between the
                        Company and Parent.

99(d)-(f)*              Not applicable.

*     Previously filed.
**   Filed herewith.